SOLEBURY CAPITAL LLC
(A Wholly-Owned
Subsidiary of PNC Bank, N.A.)

STATEMENT OF FINANCIAL CONDITION

Pursuant to Rule 17a-5 under the Securities Exchange Act of 1934

December 31, 2025

SOLEBURY CAPITAL LLC
(A Wholly-Owned Subsidiary of PNC Bank, N.A.)

Table of Contents
December 31, 2025



Report of Independent Registered Public Accounting Firm

To the Board of Managers and Member of Solebury Capital LLC

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of Solebury Capital LLC (the "Company") as of December 31, 2025, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Pittsburgh, Pennsylvania
February 24, 2026

We have served as the Company's auditor since 2024.

PricewaterhouseCoopers LLP, 301 Grant Street, Pittsburgh, PA 15219
T: (412) 355 6000, F: (412) 355 8089, www.pwc.com/us

SOLEBURY CAPITAL LLC
(A Wholly-Owned Subsidiary of PNC Bank, N.A.)

Statement of Financial Condition
Balance, December 31, 2025

(in thousands)
ASSETS

Cash and cash equivalents	$	28,524
Accounts receivable, net of allowance		647
Furniture, equipment, and leaseholds, net of accumulated depreciation		70
Right of use asset, net of accumulated amortization		1,189
Other Assets		143
Goodwill		2,349
Total assets	$	32,922

LIABILITIES AND MEMBER'S EQUITY

Accounts payable and accrued expenses		13,854
Deferred Revenue		1,000
Lease liability		1,210
Total liabilities		16,064
Total member's equity		16,858
Total liabilities and member's equity	$	32,922

The accompanying notes are an integral part of these financial statements.

SOLEBURY CAPITAL LLC
(A Wholly-Owned Subsidiary of PNC Bank, N.A.)

Notes to the Financial Statements
December 31, 2025

1) Organization and Nature of Business

Solebury Capital LLC (the "Company"), a Pennsylvania Limited Liability Company is a wholly-owned subsidiary of PNC Bank, N.A. ("PNC"), which is a wholly owned subsidiary of The PNC Financial Services Group ("PNC FSG"). The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company's focus is to provide corporate and financial sponsor clients with independent advice, experienced judgment and transaction management services.

2) Summary of Significant Accounting Policies

Basis of Presentation and Use of Estimates

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP"). US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and the differences may be material to the financial statements.

Cash and Cash Equivalents

Cash and cash equivalents includes cash held at PNC. Cash and cash equivalents also includes money market funds, which are highly liquid investments that are readily convertible to cash and typically have a dollar-weighted average maturity of 90 days or less. The money market fund investments are carried at fair value. See Note 10 for further details on accounting for financial assets at fair value.

Allowance for Credit Losses

Our allowance for credit losses (ACL), in accordance with the Current Expected Credit Losses (CECL) standard requires the use of an expected credit loss methodology; specifically, current expected credit losses for the remaining life of the asset will be recognized at the time of the origination or acquisition. The in-scope assets, which consist of the Company's receivables, will be presented at the net amount expected to be collected after deducting the ACL from the amortized cost basis of the asset. The receivables assessed for credit losses primarily represent receivables related to advisory services that the Company provides. These receivables generally settle in cash within 60 days of origination. Accounts receivable as of December 31, 2025 was $647 thousand, net of an allowance for credit losses of $33 thousand.

SOLEBURY CAPITAL LLC
(A Wholly-Owned Subsidiary of PNC Bank, N.A.)

Notes to the Financial Statements
December 31, 2025

Leases

The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company is a lessee in one noncancellable operating lease for office space. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a right of use (ROU) asset and lease liability at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease costs associated with our short-term leases on a straight-line basis over the lease term. See Note 8 for additional information related to leases within the scope of FASB ASC 842.

Depreciation

Depreciation is provided on a straight-line basis using estimated useful lives of five to ten years. Fixed assets are not depreciated until placed in service. Leasehold improvements are amortized over the lesser of the economic life of the improvement or the term of the lease.

Goodwill

Goodwill arising from business acquisitions represents the value attributable to unidentifiable intangible elements in the acquired business. The Company performs goodwill impairment testing, at a reporting unit level, annually unless events occur or circumstances change significantly that would require a more frequent assessment.

When performing a goodwill impairment test, the Company may first perform a qualitative analysis to evaluate whether it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount. If, after considering all relevant events and circumstances, the Company determines it is not more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, then performing a quantitative impairment test is not necessary. If the Company elects to bypass the qualitative analysis, or concludes via qualitative analysis that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, a quantitative goodwill impairment test is performed. Inputs are generated and used in calculating the fair value of the reporting unit, which is compared to its carrying amount. The fair value of our reporting unit is determined by using discounted cash flows and/or market comparability

SOLEBURY CAPITAL LLC
(A Wholly-Owned Subsidiary of PNC Bank, N.A.)

Notes to the Financial Statements
December 31, 2025

methodologies. If the fair value is greater than the carrying amount, then the reporting unit's goodwill is deemed not to be impaired. If the fair value is less than the carrying amount, an entity should recognize an impairment charge for the amount by which the carrying amount of goodwill exceeds the reporting unit's fair value. The loss recognized should not exceed the total amount of goodwill allocated to that reporting unit and subsequent reversals of goodwill impairment are not permitted.

Deferred Revenue

Deferred revenue represents amounts invoiced or collected in advance of the Company's satisfaction of its performance obligations under advisory arrangements. The Company's advisory contracts generally include a single performance obligation, which is satisfied at a point in time upon completion of the contractually specified advisory services or delivery of the final agreed-upon output. Revenue is recognized when the performance obligation is fully satisfied and control of the services is transferred to the customer. The deferred revenue balance as of December 31, 2025 was $1 million and is disclosed as such on the Statement of Financial Condition. There were no deferred revenues at December 31, 2024. As disclosed in Note 11 Subsequent Events, all deferred revenue was recognized in January 2026 upon satisfaction of the related performance obligations in accordance with the terms of the Company's advisory contracts.

Impairment of Long-lived Assets

Management of the Company considers the valuation and depreciation of furniture, equipment, and leaseholds. Management considers both the current and future levels of undiscounted cash flow generated by the Company and the continuing value of furniture, equipment, and leaseholds to determine when and if an impairment has occurred. Any write-downs due to impairment are charged to operations at the time the impairment is identified. No such write-downs due to impairment have been recorded in 2025.

Concentrations of Credit Risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist principally of cash and cash equivalents and accounts receivable. The Company principally uses PNC to maintain its operating cash account. At certain times, the Company's balance in its bank account may be in excess of the Federal Deposit Insurance Corporation insurance limits.

Loss Contingencies

Loss contingencies including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable, and an amount or range of loss can be reasonably estimated. The Company has not identified any such matters to be included in Accounts payable and accrued expenses on the Statement of Financial Condition.

SOLEBURY CAPITAL LLC
(A Wholly-Owned Subsidiary of PNC Bank, N.A.)

Notes to the Financial Statements
December 31, 2025

Income Tax

The Company is a single member limited liability company and is not subject to income tax nor is it required to recognize an allocation of consolidated current and deferred income tax expense in its separate financial statements.

Segment Reporting – Single Reportable Segment Entity

Operating segments are defined as components of a company that engage in business activities and for which discrete financial information is available and regularly reviewed by the chief operating decision maker ("CODM") in deciding how to allocate resources and assess performance. The Company has identified its Chief Executive Officer as the CODM, who uses net income, as well as equity and excess net capital which are not measures of profit or loss, to make operational decisions while maintaining capital adequacy such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment because the Company provides equity capital markets advisory services primarily within the United States and the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the Summary of Significant Accounting Policies (see Note 2) and excess net capital (see Note 5) is measured in accordance with SEC rule 15c3-1. Significant expenses are disclosed on the Statement of Operations, consistent with the financial information provided to the CODM. "Other operating expenses" primarily consist of third-party data services, travel and entertainment expenses, client reimbursable expenses, and other losses.

New Accounting Pronouncements

In 2024, the FASB issued ASU 2024-03, Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40), which requires public business entities to provide enhanced tabular disaggregation of specified natural expense categories within relevant income statement captions. The standard also requires disclosure of total selling expenses and, for annual periods, the Company's definition of selling expenses. ASU 2024-03 is effective for annual periods beginning after December 15, 2026. Early adoption is permitted. The Company is evaluating the impact of this ASU, which is expected to affect footnote presentation and expense disclosures, but is not expected to materially impact the Company's financial position, results of operations, or cash flows.

3) **Revenue From Contracts With Customers**

The Company's advisory fees relate to certain fee-based revenue, of which the recognition and measurement is based on the assessment of individual contract terms. For transaction management services where revenue is contingent upon transaction completion, revenue is recognized when the related transaction occurs and revenue is reasonably determinable. The Company assessed whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when

SOLEBURY CAPITAL LLC
(A Wholly-Owned Subsidiary of PNC Bank, N.A.)

Notes to the Financial Statements
December 31, 2025

to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

The timing of revenue recognition may differ from the timing of payment. The Company records a receivable when revenue is recognized prior to payment and the Company has an unconditional right to payment. To obtain a contract with a customer, the Company may incur costs such as advertising, marketing costs, bid and proposal costs and legal fees. The Company has determined that these costs would have been incurred regardless of whether the contract with the customer was obtained. Additionally, the Company does not expect to recover all of these costs from the customer; therefore, the costs of obtaining contracts with customers are expensed as incurred.

Initial Public Offering and Follow-on Offering Fees:

The Company provides advisory services for initial public offerings and follow-on offerings. Revenue is recognized at the issuance of the securities (closing date). These services include assisting with the preparation of offering documents, providing strategic guidance on pricing, coordinating with underwriters and other service providers, and supporting the execution of the IPO transaction. The transaction price for IPO and follow-on advisory services typically consists of a transaction fee contingent upon the completion of the offering, it can be fixed or based on the size of the transaction. The closing date of the offering is the appropriate point in time to recognize revenue for both initial public offering and follow-on offering transactions as the Company has satisfactorily completed its performance obligation. The Company is not required to take any significant actions after this date as the advisory services have been fully delivered and the issuer has obtained the intended benefit from those services. Receivables associated with these advisory services typically settle within 60 days of the issuance of stock. There was no receivables balance as of December 31, 2025. The balance as of December 31, 2024 was $4.0 million.

Block Trade Fees:

The Company provides advisory services for privately traded securities. These services include providing strategic guidance on pricing and supporting the execution of the trade. Revenue is recognized at the transaction trade date. The trade date is the appropriate point in time to recognize revenue for block trades as the Company has satisfactorily completed its performance obligation. The Company is not required to take any significant actions after this date as the advisory services have been fully delivered and the issuer has obtained the intended benefit from those services. The Company does not have any substantial post-trade obligations that would affect revenue recognition. Receivables associated with these advisory services typically settle within 60 days of the trade date of the security. The receivables balance as of December 31, 2025 was $400 thousand and is included within Accounts receivable on the Statement of Financial Condition. The balance as of December 31, 2024 was $300 thousand.

SOLEBURY CAPITAL LLC
(A Wholly-Owned Subsidiary of PNC Bank, N.A.)

Notes to the Financial Statements
December 31, 2025

Other Advisory Fees:

The Company provides other advisory services for clients as they prepare to raise capital in equity markets including strategic and monetization analysis. Revenue is recognized at the conclusion of the engagement (the date on which the client has received and accepted the deliverables). The date on which the client has received and accepted the deliverables is the appropriate point in time to recognize revenue for other advisory transactions as the Company has satisfactorily completed its performance obligation. The Company is not required to take any significant actions after this date as the advisory services have been fully delivered and the client has obtained the intended benefit from those services. The Company does not have any substantial post-delivery and acceptance obligations that would affect revenue recognition. Receivables associated with these advisory services typically settle within 60 days of the conclusion of the engagement. The receivables balance as of December 31, 2025 was $227 thousand and is included within Accounts receivable on the Statement of Financial Condition. The balance as of December 31, 2024 was $215 thousand.

Private Placement and Structured Equity Fees:

The Company provides advisory services to clients seeking to raise capital via private placement or structured equity transactions. These services include assisting with the preparation of offering documents, providing strategic guidance on pricing, coordinating with underwriters and other service providers, and supporting the execution of the transaction. The transaction price for private placement and structured equity services typically consists of a transaction fee contingent upon the completion of the offering, it can be fixed or based on the size of the transaction. Revenue is recognized at the contractual issuance date (closing date) of the capital raise transaction. The closing date of the offering is the appropriate point in time to recognize revenue for both private placement and structured equity transactions as the Company has satisfactorily completed its performance obligation. The Company is not required to take any significant actions after this date as the advisory services have been fully delivered and the issuer has obtained the intended benefit from those services. The Company does not have any substantial post-closing obligations that would affect revenue recognition. Receivables associated with these advisory services typically settle within 60 days of the capital raise. The receivables balance as of December 31, 2025 was $24 thousand and is included within Accounts receivable on the Statement of Financial Condition. The balance as of December 31, 2024 was $35 thousand.

4) **Related-Party Transactions**

The Company has expense and facilities sharing agreements with PNC and PNC FSG. The Company reimburses PNC and PNC FSG on a monthly basis for overhead costs based on an agreed upon allocation. As of December 31, 2025, there are no outstanding balances due to PNC or PNC FSG.

The Company also holds a demand deposit account with PNC. The total funds held in this account as of December 31, 2025, were $5.3 million, recorded in Cash and cash equivalents on the Statement of Financial Condition.

The Company holds leased office space from PNC. As of December 31, 2025, there is no outstanding balance due to PNC.

The Company has an expense sharing agreement ("agreement") with Solebury Strategic Communications LLC ("Strategic"), an affiliate. As of December 31, 2025, As of December 31, 2025, the Company does not have a receivable due from Strategic for operating expenses.

The Company's employees participate, to the extent they meet minimum eligibility requirements, in various benefit plans sponsored by PNC FSG. PNC FSG sponsors a noncontributory, qualified defined benefit pension plan (the "pension plan"), which covers substantially all of the Company's employees. Benefit specifics and the expense and liability impact for the Company are detailed in Note 6 below.

5) Regulatory and Net Capital Requirements

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. The Company computes net capital under the alternative method. Under this method, the required minimum net capital is equal to $250 thousand. At December 31, 2025, the Company had net capital of approximately $10.1 million which was approximately $9.9 million in excess of its required net capital.

Additionally, the Company is not required to comply with Rule 15c3-3 by placing reliance on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R.240 17a-5 because the Company limits its business activities exclusively to providing capital markets advisory services. The Company does not carry securities accounts for customers or perform custodial functions related to customer securities.

The Company paid a dividend of $8 million in the fourth quarter of 2025 to PNC. The Company also complied with applicable regulatory notification requirements for the dividend.

6) Employee Benefit Plans

Company's employees. Benefits are determined using a cash balance formula where earnings credits are a percentage of eligible compensation. Earnings credit percentages for plan participants on December 31, 2009, are frozen at the level earned to that point. Earnings credits for all employees who become participants on or after January 1, 2010 are a flat 3% of eligible compensation. All plan participants earn interest on their cash balances based on 30-year Treasury securities rates with those who were participants at December 31, 2009 earning a

SOLEBURY CAPITAL LLC
(A Wholly-Owned Subsidiary of PNC Bank, N.A.)

Notes to the Financial Statements
December 31, 2025

minimum rate. New participants on or after January 1, 2010 are not subject to the minimum rate. The plan provides for a minimum annual earnings credit amount of $2,000, subject to eligibility criteria. Pension expense is allocated by PNC FSG to the Company based upon an actuarially determined required contribution which includes service and interest costs related to the Company's plan participants. The Company had a payable due to PNC for its required contribution of $1.6 million at December 31, 2025, which is reflected in Accounts payable and accrued expenses on the Statement of Financial Condition.

PNC FSG also maintains nonqualified supplemental retirement plans for certain employees and provides certain health care and life insurance benefits for qualifying retired employees (the "postretirement benefits") through various plans. PNC FSG reserves the right to terminate or make changes to these plans at any time. The nonqualified pension plans are unfunded. Nonqualified pension expense for the twelve months ended December 31, 2025 was $89 thousand. PNC FSG has established a voluntary employee beneficiary association (VEBA) to partially fund postretirement medical and life insurance ligations. Postretirement benefits expense is allocated by PNC FSG to the Company based upon an actuarially determined expense related to participants of the Company. There are no separate plans solely for the employees of the Company.

The Company's employees participate in PNC FSG's Incentive Savings Plan (the "ISP"). Under the ISP, employee contributions of up to 4% of biweekly compensation, as defined in the ISP and subject to the Internal Revenue Code limitations, are matched by the Company.

7) Stock Based Compensation Plans

PNC FSG has long-term incentive award plans (Incentive Plans) that provide for the granting of restricted shares, restricted share units, other share-based awards and dollar-denominated awards to certain executives. PNC FSG typically grants a substantial portion of its stock based compensation awards during the first quarter of each year.

Shares of PNC FSG common stock available during the next year for the granting of options and other awards under the PNC FSG Incentive Plans were approximately 5 million at December 31, 2025. Total shares of PNC FSG common stock authorized for future issuance under all PNC FSG equity compensation plans totaled 9 million shares at December 31, 2025.

Restricted Share Unit Awards

Certain employees of the Company receive restricted stock unit awards under the Incentive Plans. The fair value of nonvested restricted share unit awards is initially determined based on prices not less than the market value of PNC FSG's common stock prices on the date of grant with a reduction for estimated forfeitures. The Company recognizes compensation expense for such awards ratably over the service based vesting period for each award grant.

SOLEBURY CAPITAL LLC
(A Wholly-Owned Subsidiary of PNC Bank, N.A.)

Notes to the Financial Statements
December 31, 2025

Nonvested Restricted Share Unit Awards-Rollforward

	Nonvested Restriced Share Unit Awards	Weighted-Average Grant Date Fair Value
December 31, 2024	34,187	141.16
Granted	10,230	196.52
Vested/Released	(7,392)	101.50
December 31, 2025	37,025	164.37

8) Leases

The Company has an obligation as a lessee for office space with initial noncancelable terms in excess of one year. The Company classified the lease as an operating lease. These leases generally contain renewal options for a five-year period. Because the Company is not reasonably certain to exercise these renewal options, the optional periods are not included in determining the lease term, and associated payments under these renewal options are excluded from lease payments. The Company's lease does not include termination options for either party to the lease and does not contain any material residual value guarantees or material restrictive financial or other covenants. Payments due under the lease contract include fixed payments.

As of December 31, 2025 the amounts reported on the Statement of Financial Condition for operating leases are as follows:

(in thousands)

Lease ROU Assets	$	1,189
Lease Liabilities	$	1,210

Other information related to operating leases as of December 31, 2025, is as follows:

Weighted avg remaining lease term	5 Years
Weighted avg discount rate	4.03%

SOLEBURY CAPITAL LLC
(A Wholly-Owned Subsidiary of PNC Bank, N.A.)

Notes to the Financial Statements
December 31, 2025

At December 31, 2025, the maturities of the lease liability are as follows:

(in thousands)		
2026	$	258
2027		258
2028		264
2029		264
2030		270
2031		23
Total Undiscounted Lease Payments	$	1,337
Less: Imputed Interest		(127)
Total Lease Liabilities	$	1,210

9) Furniture, Equipment, and Leaseholds

Furniture, equipment, and leaseholds are stated at cost, net of accumulated depreciation. Major repairs and betterments are capitalized, and normal maintenance and repairs are charged to expense as incurred. Furniture, equipment, and leaseholds are depreciated over the shorter of the term of the lease or estimated useful lives using the straight-line method. Upon retirement or sale of an asset, the cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in the results of operations. The Company uses estimated useful lives for furniture and equipment ranging from five to ten years, and leasehold improvements over their estimated useful lives of up to fifteen years or the respective lease terms.

Furniture, equipment, and leaseholds at December 31, 2025, consisted of:

(in thousands)		
Leasehold Improvements	$	343
Furniture		119
Equipment		39
Jobs In Proccess		46
Total Cost	$	547
Less: Accumulated Depreciation		(477)
Net Furniture, Equipment and Leaseholds	$	70

SOLEBURY CAPITAL LLC
(A Wholly-Owned Subsidiary of PNC Bank, N.A.)

Notes to the Financial Statements
December 31, 2025

10) Fair Value

Fair Value Measurement

We measure certain financial assets, specifically mutual fund investments, at fair value. Fair value is defined as the price that would be received to sell an asset or the price that would be paid to transfer a liability on the measurement date and is determined using an exit price in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants. The fair value hierarchy established by GAAP requires us to maximize the use of observable inputs when measuring fair value. The three levels of the fair value hierarchy are:

Level 1: Fair value is determined using a quoted price in an active market for identical assets or liabilities.
Level 2: Fair value is estimated using inputs other than quoted prices included within Level 1 that are observable for assets or liabilities, either directly or indirectly.
Level 3: Fair value is estimated using unobservable inputs that are significant to the fair value of the assets or liabilities.

We characterize active markets as those where transaction volumes are sufficient to provide objective pricing information, with reasonably narrow bid/ask spreads, and where dealer quotes received do not vary widely and are based on current information.

Mutual Fund Investments Measured at Fair Value on a Recurring Basis

Mutual fund investments include money market funds with BlackRock. These open-ended investments are valued based on quoted prices in active markets for identical securities and are classified within Level 1 of the hierarchy. These investments are measured at fair value on a recurring basis and are included in Cash and cash equivalents on the Statement of Financial Condition. The balance as of December 31, 2025 was $23.2 million.

11) Subsequent Events

The Company has conducted a review for any additional subsequent events through February 24, 2026, that would require additional disclosure. Subsequent to year-end, the Company recognized $1.0 million in fee revenue that had been recorded as deferred revenue as of December 31, 2025 on the Statement of Financial Condition. Such revenue was recognized during January of the following fiscal year upon satisfaction of the related performance obligations in accordance with the terms of the Company's advisory contracts. Management determined that these events represent non-recognized subsequent events and, accordingly, no adjustments have been made to the accompanying financial statements as of and for the year ended December 31, 2025.